December 6, 2021

Via Edgar

Mr. Ryan Rohn

Mr. Stephen Krikorian

Mr. Edwin Kim

Ms. Kathleen Krebs

Office of Technology

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E

Washington, DC 20549

Re:	Lytus Technologies Holdings PTV. Ltd.
Amendment No. 4 to Registration Statement on Form F-1
Filed November 2, 2021 File No. 333-254943

Ladies and Gentlemen:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated November 17, 2021 (the “Comment Letter”), to Lytus Technologies Holdings PTV. Ltd. (the “Company” or “Lytus Group”) with respect to the Amendment No. 4 to the Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on November 2, 2021.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Amendment No. 4 to Registration Statement on Form F-1

Note 1 - Nature of Operations and Summary of Significant Accounting...Policies, page F-7

1.	We note your expanded disclosures on pages 3 and 52 in response to prior comment 11. The expanded disclosure appears confusing in that you state the Company does not obtain or contract for the content it uses, but rather DDC has the license agreement. We note DDC is consolidated into your financial statements. Please revise accordingly. In addition, we repeat our prior comment to include this information as an accounting policy in your footnotes. For example, the information in footnote 1 on page 3 should be included in your footnotes.

Response: In response to the Staff’s comment, we have revised the statement as below on pages 3, and 54 and F-82:

“The Company has two Indian subsidiaries: Lytus India and DDC. DDC is an active cable company and has agreements with broadcasters for content delivery and distribution. For revenues, it has entered into customer contracts for cable services. The broadcaster/subscription fees reflected on page F-25 relate to operating activities of DDC only.”

Note 3A - Other Income, page F-24

2.	Based on your response to prior comment 13 and your analysis provided in Annex D of your response dated June 14, 2021 ("Annex D"), it appears that a contract does not exist. This is evident by your statements that "the payment terms of the contract were not completed," "it is expected that the terms of the contract will be fully implemented before the end of the third quarter of the fiscal year ending March 31, 2022," and "The amounts are currently held by Reachnet in trust pending closing of the transaction." That is, since the payment terms cannot be identified a contract does not exist as defined by paragraph 9 of IFRS 15. The fact that Reachnet holds the funds in trust instead of submitting the consideration to you further illustrates the lack of a contract. If no contract exists, explain how you have enforceable rights or are entitled to the income. It remains unclear how the Company can conclude that these amounts are Income as the amounts did not meet the criteria of revenue under IFRS 15. Clarify why IFRS 15.35(c) would apply when that paragraph does not apply to your transaction even if the transaction was within the scope of IFRS 15. You state in Annex D that "The income entitlement right is accounted as 'other income' as such no guidance is available for accounting of entitlement rights in IFRS, except the above reference." Clarify your basis for stating "except the above references" when the transaction is outside the scope of IFRS 15 and you state there is no guidance. Provide support for your "except the above references" and any instance where this has been applied in practice to similar fact patterns. Finally, since there is no contract nor a performance obligation, it does not appear that income or revenue should be recognized. The transaction seems to be a repayment or offset to the payments made to Reachnet and has no commercial substance. Please advise.

Response: Upon a closer look at the contractual arrangements between the parties and upon advice by our Indian counsel, the Company has confirmed that the contract is valid and has confirmed the applicability of IFRS 15.9 with respect to the revenue reported in its financial statements.

Implications from legal perspective:

On March 26, 2020, under the Customer Acquisition Agreement dated June 20, 2019 (the “Customer Acquisition Agreement”), the Company acquired legal ownership of 1.83 million customers from Reachnet along with entitlement rights to revenue earned from these customers for the period April 1, 2019 through March 31, 2020. This income was not earned directly by Company through the relevant period but was nevertheless accrued to the Company as a revenue entitlement right and hence reported as “other income”. This contract has been reconfirmed as valid and binding between the parties by the Deed of Confirmation dated November 19, 2021 (the “Deed of Confirmation”).

Concurrent with the Customer Acquisition Agreement, a Management Services Agreement dated April 1, 2020 (the “Management Services Agreement”), was also signed by and between the parties under which, effective April 1, 2020, Reachnet was mandated to provide cable services to the Company’s customers in exchange for 61% of the revenue that was collected from the customers. The Deed of Confirmation was executed by both of the parties as a requirement for the ongoing operational review by the independent third party. The Management Services Agreement too has been validated and confirmed through the Deed of Confirmation and it is valid and operating under the provisions of the Indian Contract Act.

In response to the Staff’s comment, we have also provided the following responses and clarifications:

I.	The Company would like to clarify and reconfirm that (i) the Customers Acquisition Contract and (ii) the Management Services Agreement are valid contracts under Indian laws. Their validity is further supported by the execution of the Deed of Confirmation. The deferment of payment terms by mutual agreement of the first tranche of consideration, for acquisition of customers, cannot be concluded as lack of consideration or payment terms, especially when all the contracting parties are ad idem on the subject of the consideration and the payments terms are staggered over multiple years.

As per the contract, the ownership of the customer base vests with the Company. The second and third paragraphs of the First Supplemental Agreement dated December 6, 2019 categorically confirms that the seller has transferred all of its customer base and the income from the customers will accrue to the Company with effect from April 1, 2019. The Management Service Agreement was entered into with the objective to ensure continuity in the cable services, to our subscribers, in a systematic and organized course of activity or conduct with a set purpose; and this arrangement is possible and viable only when the subscriber base is transferred to the Company under the Customer Acquisition Agreement, along with the revenue entitlement rights.

II.	With respect to the Staff’s comments regarding the funds held in trust by Reachnet, the Company would like to clarify that the representations and warranties in the Customer Acquisition Agreement and the Management Services Agreement warrant and obligate that Reachnet holds funds payable to the Company in good faith until such time as the remittance is complete. It is in due compliance and furtherance of both the contracts that Reachnet is holding the funds on our behalf. This cannot be construed as a lack of payment terms and therefore, of contract between the parties. The deferral in remittance of funds from Reachnet to the Company is purely driven by operational issues which are to be clarified and resolved upon the completion of the independent third-party review (but is still in consonance and in sync with the terms and conditions of both contracts).

III.	The Company agrees with the Staff’s position that IFRS15.35(c) does not apply to its facts and stands corrected with respect to its earlier response.

IV.	The Company has clarity regarding the identification of the payments in the Customer Acquisition Agreements (including the Secondary Supplemental Agreement dated June 30, 2020) and the Management Service Agreement.

●	Please refer to the Secondary Supplemental Agreement for the terms on the payment for acquisition of the customer base.

●	Please refer to the Management Service Agreement wherein the payment terms are identified at 39% of the gross amount. The deferral of the remittance of the funds held by Reachnet is an operational issue for which independent third-party report is awaited. This has no bearing on the legality of the ownership and the revenue entitlement rights. The deferral of payments also has no bearing or impact on the status of the contract or the underlying enforceable entitlement rights in the contract between the parties.

V.	Further, in view of the above explanation, it cannot be said that the arrangement is a mere repayment or offset of income with the acquisition costs. The acquisition cost is fixed in the agreement, whereas the entitlement rights over the proceeds of business income are in perpetuity, providing the Company 39% of the gross revenue and access to fiber optic network connected to homes of our subscriber base.

Both payments are sourced from different contracts and are not permitted to be set-off under the provisions of the Indian Income Tax Act and the Foreign Exchange Management Act. Reachnet’s consideration of 61% under the Management Services Agreement only relates to the portion of revenue from the provision of cable services. There is no service or consideration to Reachnet with respect to additional services (such as access to fiber optic for telemedicine services) which will be provided to the Company’s customers.

Implications from IFRS 15.9

In assessing whether the contract, and more particularly, the Management Services Agreement, meets the criteria in paragraph 9 of the IFRS 15, based upon additional independent professional advice received, the Company concluded that that the contract is a valid, binding, and legally enforceable agreement.

According to IFRS 15.9, a contract must satisfy the following to meet revenue recognition criteria:

Parties to the contract have approved the contract and are committed to performing their obligations;

None of the parties to the contract have the unilateral right to terminate a wholly unperformed contract and the parties have further re-confirmed the contract by executing a Deed of Confirmation. In the present case, the Company and Reachnet, in addition to the contract itself, have through various restatements, confirmed their commitment to performing their obligations under the Management Services Agreement. For the period April 1, 2020 through March 31, 2021, the parties have completed the performance of their obligations under the contract.

The entity can identify each party’s rights regarding the goods or services to be transferred;

Under the terms of the Management Services Agreement, Reachnet is obligated to provide cable services (only) to the Company’s customers in return for 61% of the revenue collected from the customers. These services were provided during the fiscal year ending March 31, 2021 and the revenue was collected.

The entity can identify the payment terms for the goods or services to be transferred;

The Management Service Agreement identifies the consideration payable under the contract. Both parties have also confirmed the amounts are collected and payable under the contract for the relevant fiscal year. Please also refer to Annexure 1 to the Customer Acquisition Agreement.

The contract has commercial substance (i.e. the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract).

The obligations under the Management Service Agreement have been performed by both parties for the first year and it continues to remain in force for the next four years. The terms and conditions of the contract are based on industry standards and are at arm’s length.

It is probable that the entity will collect the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

The performance under the Management Service Agreement has already been completed and Reachnet has collected revenue from the Company’s customers for the provisions of cable services. Reachnet has further confirmed that it is holding funds payable to the Company, on behalf of the Company, under the provisions of the contract. We have further explained the reasons for our determination of collectability of these amounts in our response letter dated June 14, 2021.

Based on the above analysis by the management, and upon further confirmation by independent advisors, the Company has taken the position that the contract meets the criteria of IFRS 15.9 creating the basis for recognizing revenue as income. The accounting treatment of revenue under this contract would hence follow the legal position.

Implications on Revenue Recognition under IFRS 15

IFRS guidance with respect to reporting of unusual and/or nonrecurring items requires the Company to make a judgment with respect to recognition of revenue under IFRS 15. We believe that the presentation of our income statement complies with the guidance under IFRS for unusual and/or infrequent items which are further referenced in AP21B and AP21C of the IFRS.

We respectfully advise the Staff that the income from the acquisition of entitlement rights under the Customer Acquisition Agreement was a one-time transaction, unusual, infrequent but significant in nature, which in the Company's judgement, required to be reflected separately as "other Income" with an explanatory footnote, in line with such treatment of infrequent or nonrecurring items under IFRS.

Since this presentation of an unusual item is relevant for investors, we believe that it is appropriate to disclose this line item as "other Income" in our consolidated income statements in conjunction with AP21B and AP21C of the IFRS. This was necessary because the amounts presented as revenue are not comparable from one year to the other. The fact that there were COVID-19 related delays in the normal performance of the contract further warranted that we report and reflect this revenue as other income in the financial statements of the Company so that the investors are made aware of the impact of COVID-19 on the Company's process of revenue recognition and surrounding compliance obligations by the Company.

Note 26 - Restatement of Previously Issued Financial Statements, page F-46

3.	We note your response and expanded disclosures to prior comment 10. Please expand your footnote disclosure to include the items required in IAS 8.49. Specifically, for each financial statement line item affected, show the amounts previously reported, adjustments, and as restated.

Response: In response to the Staff’s comment, we provide the additional disclosures in Note 26 as under:

In relation to the enhanced disclosures for cost of revenue, there was no change in the amount of total expenses. The reclassification from operating expenses to cost of revenue can be summarized as below.:

IN CONSOLIDATED statement of PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME :

Expenses for the year ended March 31, 2021:	Previously reported	Adjustments/ Reclassification	Restated
Cost of revenue	$—	924,934	924,934
Operating expense	$1,509,668	(924934)	584,734

Report of Independent Registered Public Accounting Firm, page F-47

4.	We note you provide the audit report of Kirtane & Pandit for your predecessor period. Further, we note the auditor states that it conducted its audit in accordance with the standards of the US Generally Accepted Auditing Standards. However, given this report covers the predecessor period of the issuer, the audit should be conducted in accordance with the standards of the PCAOB. Please have your auditor revise accordingly. Refer to PCAOB Rule 1001.

Response: In response to the Staff’s comment, Kirtane & Pandit has revised its audit report.

Consolidated Statements of Financial Position, page F-48

5.	We note the audit report refers to a statement of financial position as of March 15, 2020, but a statement of financial position is not provided as of this date. Please advise or revise accordingly.

Response: In response to the Staff’s comment, we have revised to provide a statement of financial position as of March 15, 2020.

If you have any questions, please do not hesitate to contact the undersigned at dharmesh.pandya@lituustech.in, or Panjwani, M. Ali of Pryor Cashman LLP, outside counsel to the Company, at Ali.Panjwani@PRYORCASHMAN.com (Tel: 212-326-0820).

Very truly yours,

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
Dharmesh Pandya Chief Executive Officer

cc:	M. Ali Panjwani, Esq.